May 29, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Spark Energy, Inc.
Draft Registration Statement on Form S-1
Submitted April 25, 2014
CIK No. 0001606268

Ladies and Gentlemen:

Set forth below are the responses of Spark Energy, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2014, with respect to the draft registration statement on Form S-1 (the “Confidential Submission”), confidentially submitted to the Commission on April 25, 2014.

Concurrently with the submission of this letter, we are filing through EDGAR a registration statement on Form S-1 (the “Registration Statement”). For your convenience, we will hand deliver three full copies of the Registration Statement, as well as three copies of the Registration Statement that are marked to show all changes made since the Confidential Submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Registration Statement.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

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May 29, 2014

We acknowledge the Staff’s comment and will provide such information in an amendment to the Registration Statement at the time such information is known. We will undertake to continue to provide in future amendments all omitted information in the Registration Statement that we are not entitled to omit under Rule 430A prior to any distribution of the preliminary prospectus. Furthermore, we plan to allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

2.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms, which are available on our website.

We acknowledge the Staff’s comment and have included the pictures and graphics that will be used in the prospectus. Please see the inside cover page of the preliminary prospectus included in the Registration Statement.

3.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

We acknowledge the Staff’s comment and plan to file all required exhibits in a manner that provides the Staff sufficient time to review before requesting that the Registration Statement become effective.

4.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

We acknowledge the Staff’s comment and undertake to provide the requested information, including having a representative of FINRA call or provide a letter to the Staff confirming that it has completed its review regarding the underwriting compensation terms and arrangements of this offering, and that it has no objections.

5.

We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to the Retail Energy Advisory Outlook Report produced by KEMA, Inc. and the U.S. Energy Information Administration. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please

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May 29, 2014

disclose this. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

We have sent under separate cover a color copy of the studies published by DNV GL and the U.S. Energy Information Administration (the “EIA”) referenced in the Registration Statement. As noted in the supplementally provided materials, the materials produced by the EIA are publicly available without cost to investors. The materials produced by DNV GL are not publicly available without cost to investors, and we have received the consent of DNV GL to include these materials, which consent was filed as Exhibit 99.1 to the Confidential Submission. We did not fund and are otherwise unaffiliated with the studies and reports cited.

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in the initial public offering have confirmed to us that they have not published or distributed any research reports about us in reliance upon Section 2(a)(3) of the Securities Act.

Prospectus Cover Page

7.	Please revise your cover page to include the structuring fee in the table, or tell us why you believe this is not appropriate. Refer to Item 501(b)(3) of Regulation S-K.

We acknowledge the Staff’s comment and have revised both the cover page and the “Underwriting (Conflicts of Interest)” section of the prospectus to include the structuring fee in the table. Please see the cover page and page 141 of the preliminary prospectus included in the Registration Statement.

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Industry and Market Data, page ii

8.	In the second sentence of the paragraph, you state “neither we nor the underwriters have independently verified the accuracy or completeness of this information.” Under the federal securities laws, you are responsible for all information contained within your registration statement and should not include language that suggests otherwise. Please delete this statement or otherwise revise it to eliminate any implication that you are not responsible for information that you have chosen to include in your registration statement.

We acknowledge the Staff’s comment and have removed the sentence referred to above. Please see page ii of the Registration Statement.

Summary Historical and Unaudited Pro Forma Combined Financial and Operating Data, page 18

9.	Please tell us your consideration of also disclosing pro forma net income attributable to non-controlling interests, pro forma net income attributable to Spark Energy, Inc. shareholders and pro forma net income per share attributable to Spark Energy, Inc. shareholders. Please also address this comment as it relates to your presentation of Selected Historical and Unaudited Pro Forma Combined Financial and Operating Data on page 61.

We acknowledge the Staff’s comment and have added pro forma net income attributable to non-controlling interest, pro forma net income attributable to stockholders and pro forma net income per common share. Please see pages 20 and 63 of the Registration Statement.

Risk Factors, page 23

Risks Related to Our Business, page 23

Our success depends on key members of our management, the loss of whom could disrupt our business operations., page 32

10.	Please identify whether you have key person life insurance policies for executive officers. If this is the case, then identify whether any proceeds received from these life insurance policies would be sufficient to cover a loss of these persons.

We acknowledge the Staff’s comment and have revised the Registration Statement to indicate that we do not maintain key life insurance policies for our executive officers. Please see page 33 of the Registration Statement.

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Risks Related to the Offering and our Class A Common Stock, page 35

The initial public offering price of our Class A common stock may not be indicative of the market price. . . , page 37

11.	Please expand the risk factor summary on your prospectus cover page to include a summary of this risk factor, including that there is currently no market for your Class A common stock and that an active, liquid and orderly trading market for your Class A common stock may not develop or be maintained after this offering. Refer to Section II.A.3.a of Securities Act Release 33-6900 (June 17, 1991).

We acknowledge the Staff’s comment and have revised the cover page of the prospectus to include a summary of this risk factor. Please see the cover page of the preliminary prospectus included in the Registration Statement.

Unaudited Pro Forma Cash Available for Distribution, page 47

12.	Please add a note to the historical and forward looking tables to clarify whether cash interest paid includes commitment fees related to your anticipated new credit facility. Please also disclose the basis for the interest rate used in computing cash interest paid, i.e., committed or current interest rate.

We acknowledge the Staff’s comment and have added a footnote to the historical and forward-looking tables to clarify that cash interest paid includes commitment fees related to our anticipated new credit facility. Please see footnote 2 and footnote 4 on page 49 of the Registration Statement and footnote 2 and footnote 3 on page 52 of the Registration Statement.

Additionally, we have revised the Registration Statement to disclose that the basis for the interest rate used in computing cash interest paid is based upon the term sheet for our new credit facility. Please see note 2 on pages 49 and 52 of the Registration Statement.

Estimated Cash Available for Distribution, page 50

13.	Please supplement your disclosure of estimated aggregate cash available for distribution for the twelve months ending September 30, 2015 with estimated cash available for distributions for the same 12-month period on a quarterly basis. In this regard, we note your stated intent to pay dividends on a quarterly basis.

We acknowledge the Staff’s comment and have supplemented the disclosure of estimated cash available for distribution to present information on a quarterly basis. Please see page 51 of the Registration Statement.

14.	We note you provide forecasted data for the twelve months ending September 30, 2015 and assume this is because you intend to update the historical pro

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forma cash available for distribution data to include the twelve months ended June 30, 2014 prior to effectiveness of the registration statement on Form S-1. If this is not the case, and you intend to present with a longer than three-month gap period, please tell us why and also disclose whether there is anything in the gap period that is expected to differ materially from what is presented.

We acknowledge the Staff’s comment and have updated the Registration Statement to provide forecasted pro forma cash available for distribution for the twelve months ended June 30, 2015 as opposed to the twelve months ended September 30, 2015. Please see page 51 of the Registration Statement.

Significant Forecast Assumptions, page 51

15.	We note you have assumed a significant increase in the number of retail electricity and retail natural gas customers in the forecasted period. Please provide additional disclosure which explains how you determined the growth rate and average number of customers for each of these types of customers and relate the assumed growth rates to growth rates achieved in recent periods where there was also increased customer acquisition spending. Please also disclose why you believe you will have higher growth in the higher margin retail natural gas business than in the retail electricity business.

We acknowledge the Staff’s comment and have revised the Registration Statement to provide additional disclosure explaining how we have determined the growth rate and the average number and type of customers, which we have based upon recent historical periods. Additionally, we have provided information on why we believe we will have higher growth in the natural gas business. Please see page 52 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Historical Cash Flows, page 75

Credit Facility, page 75

16.	Please describe the circumstances under which the remainder of indebtedness outstanding under your current credit facility will be paid down by an affiliate.

We acknowledge the Staff’s comment. Pursuant to the interborrower agreement, Spark Energy Gas, LLC (“SEG”), Spark Energy, LLC (“SE”) and Associated Energy Services, LP (“AES”) are each responsible for an agreed upon portion of the outstanding balance under the current credit facility. AES is an indirect subsidiary of Spark Energy Ventures, LLC. In connection with the closing of the offering and pursuant to the terms of the interborrower agreement, AES will pay off an agreed upon portion of indebtedness under the credit facility from its own funds unrelated to the funds of the Company and its subsidiaries, and SE and SEG

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will be solely responsible for the remaining balance. We have revised the Registration Statement to describe the circumstances under which the remainder of indebtedness outstanding under our current facility will be paid down by AES. Please see pages 9, 80 and 117 of the Registration Statement.

Business, page 83

Business Strategies, page 84

17.	We note your potential growth through acquisitions. Please discuss in this section any of your current plans in this regard, with a view to providing investors with a description of your planned operations.

We acknowledge the Staff’s comment and have added disclosure regarding our current plans for potential growth through acquisitions. Please see page 89 of the Registration Statement.

Underwriting (Conflicts of Interest), page 135

No Sales of Similar Securities, page 136

18.	You disclose on page 40 that “Stifel, Nicolaus & Company, Incorporated, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements.” Please describe the conditions under which Stifel, Nicolaus & Company, Incorporated may waive or release parties to the lock-up agreement and disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period.

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 142 of the Registration Statement.

Where You Can Find More Information, page 141

19.	We note your statement on page 141 that “This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto.” While you can provide summaries and not complete descriptions, all material information must be presented. Please revise the prospectus to include all material information and revise the statement we quote above.

We acknowledge the Staff’s comment and have included in the prospectus all material information regarding the company and its operations. We have removed the sentence indicated above. Please see page 147 of the Registration Statement.

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Index to Financial Statements, F-1

Unaudited Pro Forma Combined Statements of Operations for the Year Ended December 31, 2013, page F-5

20.	Please expand your disclosure to provide a footnote which clearly explains how you computed pro forma basic and diluted per share data together with the number of shares used to compute such pro forma per share data.

We acknowledge the Staff’s comment and have added footnote (l) to the unaudited pro forma combined statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013 to show the calculation of both basic and diluted per share data for the periods ended March 31, 2014 and December 31, 2013. Please see page F-9 of the Registration Statement.

Notes to the Unaudited Pro Forma Financial Statements, page F-6

21.	Please revise note (a) to reflect the impact on the pro forma adjustment to cash and cash equivalents of: (1) borrowings under your new credit facility and payment of related financing fees; and (2) repayment of the previous credit facility.

We acknowledge the Staff’s comment and have expanded footnote (a) to reflect the impact on the pro forma adjustment to cash and cash equivalents of borrowings under our new credit facility and payment of related financing fees, as well as repayment of the previous credit facility. Please see page F-7 of the Registration Statement.

Spark Energy, Inc. Combined Financial Statements, page F-10

22.	Please update the financial statements and related financial information pursuant to Rule 3-12 of Regulation S-X.

We acknowledge the Staff’s comment and have updated the financial statements and related information in the Registration Statement to include our interim financial statements for the most recent period, and the related pro forma presentations, in compliance with Rule 3-12 and Rule 11-02(c) of Regulation S-X.

Combined Statements of Operations and Comprehensive Income for the Years Ended December 31, 2013 and 2012, page F-11

23.	We note you intend to disclose pro forma net income on the face of the statement. Please tell us your consideration of also disclosing pro forma net income attributable to non-controlling interests and pro forma net income attributable to Spark Energy, Inc. shareholders. In this regard, we note that disclosure of pro forma net income per common share should be based on pro forma net income attributable to Spark Energy, Inc. shareholders. Please also provide footnote disclosures which explain why the pro forma amounts are included and which show how pro forma income and pro forma per share amounts were computed.

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We acknowledge the Staff’s comment and, after further consideration, we believe that the inclusion of unaudited pro forma financial information on the face of the historical combined income statement, without the context of the other pro forma information and notes related thereto, all of which are included in the Unaudited Pro Forma Combined Financial Statements, will not be helpful to an understanding by potential investors of our historical combined financial performance. Accordingly, we have revised the Registration Statement to remove the unaudited pro forma information from our historical combined financial statements. Please see page F-12 of the Registration Statement.

Notes to Combined Financial Statements, page F-14

2. Basis of Presentation and Summary of Significant Accounting Policies, page F-14

Accounts Receivable, page F-15

24.	Please disclose how trade receivables that are part of a local regulated utility’s “purchase of receivables” or “POR” program are reflected on the balance sheet. Please also disclose how you account for the related POR discount. Tell us your consideration of disclosing in Management’s Discussion and Analysis of Financial Condition and Results of Operations the amount of receivables under POR programs as of each balance sheet, considering the differing risk profile of these accounts receivable versus your other accounts receivable.

We acknowledge the Staff’s comment and have revised the registration statement to disclose that trade receivables that are part of a POR program are reflected on the balances sheet, as well as how we account for the related POR discount. Please see page F-16 of the Registration Statement.

Additionally, we have revised the Registration Statement to disclose the amount of receivables under POR programs as of December 31, 2013 and 2012. Please see page 68 of the Registration Statement.

Inventory, page F-15

25.	Please expand your disclosure to describe the method by which amounts are removed from inventory. Refer to Rule 5-02-6(b) of Regulation S-X.

We acknowledge the Staff’s comment and have expanded our disclosure to describe the method by which amounts are removed from inventory. Please see page F-16 of the Registration Statement.

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Revenues and Cost of Revenues, page F-16

26.	With a view toward clarifying your disclosure, please help us understand the method by which retail cost of revenues is determined. It may be helpful if you could provide a sample computation for a period.

We acknowledge the Staff’s comment and have expanded the disclosure regarding the method by which retail cost of revenues is determined. Please see page F-18 of the Registration Statement.

For further clarification, please note that within the retail industry, estimation is required due to the timing of meter reads by the utility. A key principle in the estimation process is matching the volume of revenues and costs. In addition, the estimates are adjusted to actual amounts within a relatively short period of time, usually within one to three months.

Please refer to the sample computation below:

27.	We note your disclosure in the second and fourth paragraphs on page 63 that you attempt to grow your customer base by offering customers bundled product offerings, among other things. Please tell us your consideration of disclosing your revenue recognition policies with respect to bundled sales arrangements. Refer to ASC 605-25-25.

We acknowledge the Staff’s comment. We have not historically offered bundled products and therefore have not disclosed revenue recognition policies with respect to bundled sales arrangements. We have revised the Registration Statement to clarify that we intend to begin offering bundled products in the third quarter of 2014. We note that bundled product sales will initially be immaterial and therefore are not included in our forecast. Please see pages 65, 69 and 92 of the Registration Statement.

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Part II, page II-1

Item 17. Undertakings

28.	Please provide the undertakings set forth at Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

We have revised the Registration Statement to include the undertakings set forth in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Please see page II-3 of the Registration Statement.

*        *        *         *        *

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

Spark Energy, Inc.

By:	/s/ Georganne Hodges
Name: Georganne Hodges Title: Chief Financial Officer

Enclosures

cc:	Yolanda Goubadia (U.S. Securities and Exchange Commission)
Robyn Manuel (U.S. Securities and Exchange Commission)
Jacqueline Kaufman (U.S. Securities and Exchange Commission)
Nathan Kroeker (Spark Energy, Inc.)
Gil Melman (Spark Energy, Inc.)
Alan Beck (Vinson & Elkins L.L.P.)
Sarah K. Morgan (Vinson & Elkins L.L.P.)
David C. Buck (Andrews Kurth LLP)
Stephanie C. Beauvais (Andrews Kurth LLP)